                                                                    EXHIBIT 12.1

                             SOLA INTERNATIONAL INC.

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                                      YEAR ENDED
                                                                       ---------------------------------------
                                                                         2001           2002           2003
Fixed Charges:
   Interest expense ..............................................     $  24,589      $  28,332      $  30,454
   Interest capitalized during period ............................           185            150            318
   Amortization of financing costs ...............................           986          2,543          3,086
   Interest portion of rental expense ............................         2,586          2,280          2,896
                                                                       ---------      ---------      ---------
        Total fixed charges ......................................     $  28,346      $  33,305      $  36,754
                                                                       =========      =========      =========

Earnings:
   Income/(loss) from continuing operations before income taxes ..     $(100,492)     $  25,035      $   3,095
   Fixed charges per above .......................................        28,346         33,305         36,754
   Less interest capitalized during the period ...................          (185)          (150)          (318)
   Current period amortization of interest capitalized in prior
      periods ....................................................            36             62             92
                                                                       ---------      ---------      ---------
        Earnings/deficiency in earnings, as adjusted .............     $ (72,295)     $  58,252      $  39,622
                                                                       =========      =========      =========

Ratio of earnings to fixed charges ...............................            --           1.75           1.08
Ratio of deficiency in earnings to fixed charges .................         (2.55)            --             --

For purposes of this calculation, earnings/deficiency in earnings are defined as income/(loss) before provision for income taxes, minority interest and discontinued operations plus fixed charges. Fixed charges include interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense which management believes is representative of the interest factor of rent expense (approximately one-third of rent expense).